Yambear Bio-Tech, Inc.

3F., No. 10, Yuanxi 2nd Rd.

Pingtung Agricultural Biotechnology Park

Changzhi Township, Pingtung 908

Taiwan, Republic of China

July 12, 2013

Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re: Yambear Bio-Tech, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed April 29, 2013

File No. 333-186689

Dear Mr. Riedler:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Yambear Bio-Tech, Inc. (the “Company”) dated May 16, 2013.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Overview, page 20

Staff Comment 1: We note your response to our prior comment 24. Please explain what you mean by the “unique feature” of your products and their “superior quality in certain key parameters.” In particular, please clarify what feature of your products is unique, what key parameters you are referring to and the basis for your belief that your products are superior with respect to these parameters.

Response: The Company has made the requested revisions on pages 20, 25, 31 and 35 of the Amendment No. 2 to the Registration Statement on Form S-1 (the “Amendment”) filed concurrently with the filing of this letter.

Staff Comment 2: Please clarify how you determined that your products will “taste better” as a result of the six-stage fermentation process and that the nutrient substances in your products will be more easily assimilated by the human body.

Response: The Company has made the requested revisions on pages 20, 31, and 36 of the Amendment, making clear that it is the Company’s subjective belief that its products taste better rather than stating the claim as a fact.

Staff Comment 3: Please revise your disclosure to describe what you mean by the term “SOD-like.”

Response: The Company has made the requested revisions on pages 21, 25, 30 and 35 of the Amendment.

Business, page 25

Staff Comment 4: We note your response to our prior comment 30. We also note your cooperation with two professors of Department of Food Science of NPUST in the research and development of your current enzymes products, where such professors, through their leisure time, work together with your staff to jointly research and develop your enzymes products. According to your response the research and development of your products is the most pressing initiative at this time. Please revise your disclosure to specify whether the services provided by the two professors are part of the 2013 Cooperation Plan or whether you have a separate agreement in place with the professors. If there is an agreement governing your cooperation with the NPUST professors, please disclose the material terms of such agreement and file the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Response: The two professors’ services on research and development of new products are separate from the current cooperation program between NPUST and the Company, which is focused on the enterprise management and brand development. The Company has clarified the relationship in revised language on pages 27 and 32 of the Amendment.

Our Growth Strategy, page 30

Building up our research and development team and expand our line of products, page 31

Staff Comment 5: We note your response to our prior comment 33. Please revise your disclosure to specify the amount of time per week that the two professors are required to dedicate to the research and development of your enzymes products.

Response: The Company has made the requested revision on pages 27 and 32 of the Amendment.

Financial Statements

General

Staff Comment 6: Please update your financial statements as required by Rule 8-08 of Regulation S-X.

Response: The Company has updated the financial statements as required by Rule 8-08 of Regulation S-X and has included the updated financial statements in the Amendment.

Note 2 - Summary of Significant Accounting Policies

Accounts Receivable, page F-7

Staff Comment 7: We acknowledge your response to our comment 43. You indicate in your response that the normal credit terms are 30-60 days. Please disclose the normal credit terms given to your customers and the circumstances in which you would provide extended credit terms to your customers outside of your normal credit terms. Tell us if you have provided extended credit terms and how much of your accounts receivable relate to these extended credit terms.

Response: Currently the company provides all customers 30 days for the basic credit term. If customers have special needs or wish to change payment terms, we will give customers another 30 days as grace, which means the longest basic credit term is 60 days. As of December 31, 2012, we had $515 (NT$ 15,000) of accounts receivable outstanding related to the extended credit terms. As of March 31, 2013, we had $900.00 (NT$26,100) of accounts receivable outstanding related to the extended credit terms. The Company has added the requested disclosure on page F-7 of the Amendment.

Inventory, page F-7

Staff Comment 8: We acknowledge your response to our comment 44. Please disclose the shelf life of 3 years for your products as noted in your response.

Response: The Company has added the requested disclosure on page F-7 of the Amendment.

Revenue Recognition, page F-8

Staff Comment 9: You disclose that under your distribution agreements, the distributors are entitled to an accelerated discount. Please disclose your accounting policy for this discount.

Response: The Company’s invoice reflects net selling price, which is after discount. The dealers are not entitled to any other discount. Clarifying disclosure has been added to page F-8 of the Amendment.

Note 8. Change in Accounting Estimate, page F-12

Staff Comment 10: Please explain to us why the under accrual of your research and development expense and the increase in bad debt allowance from zero to $5,160 reflects a change in accounting estimate. Refer to ASC 250-10-45-17. Also, explain to us how the under accruals occurred, the nature of the new information obtained, and what the revised R&D amount represents.

Response: The under accrual of research and development expense was due to an inadvertent omission by the Company’s accountant. Technically, this should be accounted for as a correction of an error but we believe the amount involved is not significant enough to treat this as a correction of an error. Accordingly, we recorded this as a change in accounting estimate. The R&D amount represents payments for 5 developed products at NT$ 53,000 (approximately $1,800 per product)

Regarding the bad debt allowance, the Company expected to collect the receivable by the end of March 2013. However, this amount was not collected as of March 31, 2013 and has not been collected as of the date of this letter. The subsequent non-payment was due to the customer not being able to sell the products. Once the Company became aware of this new information the Company concluded the receivable was doubtful of collection as of the balance sheet date, and as a result decided to make a corresponding reserve for bad debt.

Staff Comment 11: Further, the total of the amounts disclosed do not appear to equal the change in net loss for the period from inception (April 12. 2012) to December 31, 2012. Please disclose the impact of these changes and any other changes on net loss as required by ASC 250-10-50.

Response: On page F-12 of the Amendment we have matched the total amount to the change in net loss for the period from inception (April 12, 2012) to December 31, 2012. In addition, on page F-12 of the Amendment we have disclosed the impact of these changes on net loss and loss per share in accordance with ASC 250-10-50-4.

We trust that you will find the foregoing responsive to the comments of the Staff.  Comments or questions regarding this letter may be directed to the undersigned, or Ryan Nail, attorney with the Chiang Law Offices, P.C., Company counsel, at (415) 488-5581.

Sincerely,

/s/ Hsin-Lung Lin
Hsin-Lung Lin
Chief Executive Officer
Yambear Bio-Tech, Inc.

cc:
The Chiang Law Offices, P.C.
1700 North First Street, Suite 343
San Jose, CA 95112